UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VolitionRx Limited

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(Name of Issuer)

Common Stock, $0.001 par value per share

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(Title of Class of Securities)

928661107

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(CUSIP Number)

August 10, 2018

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 928661107	13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COTTERFORD COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,088,947 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,088,947 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,088,947 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5% (2)
12	TYPE OF REPORTING PERSON FI

(1)Includes (i) 6,088,947 shares of VolitionRx Limited, or Company, common stock, par value $0.001 per share and (ii) warrants to purchase 5,000,000 shares of Company common stock that are exercisable within 60 days, each held by Cotterford Company Limited.

(2)Based on 35,335,378 issued and outstanding shares of Company common stock as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 928661107	13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEVER INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 788,529 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 788,529 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 788,529 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12	TYPE OF REPORTING PERSON FI

(1)Includes 788,529 shares of Company common stock held by Hever Investments Limited.

(2)Based on 35,335,378 issued and outstanding shares of Company common stock as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 928661107	13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIGHT CORPORATION LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,877,476 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,877,476 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,877,476 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.4% (3)
12	TYPE OF REPORTING PERSON FI

(1)Includes (i) 6,088,947 shares of Company common stock, and (ii) warrants to purchase 5,000,000 shares of Company common stock that are exercisable within 60 days, each held by Cotterford Company Limited.

(2)Includes 788,529 shares of Company common stock held by Hever Investments Limited.

(3)Based on 35,335,378 issued and outstanding shares of Company common stock as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 928661107	13G

Item 1(a)	Name of Issuer:

VolitionRx Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 Scotts Road
24-05 Shaw Centre Singapore 228208

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Cotterford Company Limited (“Cotterford”), Hever Investments Limited (“Hever”), and Eight Corporation Limited (“ECL”) (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of Common Stock, $0.001 par value, of VolitionRx Limited.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address of the principal business office of each of the Reporting Persons is: c/o Crowe Morgan 8 St. George’s Street Douglas, Isle of Man IM1 1AH

Item 2(c)	Citizenship:

Cotterford, Hever and ECL were formed in the jurisdiction of the Isle of Man.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

928661107

CUSIP No. 928661107	13G

Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(j)[X] A non-U.S. institution that is the functional equivalent of any of the institutions listed in section 240.13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to the regulatory scheme applicable to the equivalent U.S. institution.

Item 4.	Ownership

A. Cotterford Company Limited (“Cotterford”)

(a)Amount beneficially owned: 11,088,947
(b)Percent of Class: 27.5%
(c)Number of shares as to which Cotterford has:
(i)Sole power to vote or to direct the vote: 0
(ii)Shared power to vote or to direct the vote: 11,088,947
(iii)Sole power to dispose or to direct the disposition of: 0
(iv)Shared power to dispose or to direct the disposition of: 11,088,947

B.Hever Investments Limited (“Hever”)

(a)Amount beneficially owned: 788,529
(b)Percent of Class: 2.2%
(c)Number of shares as to which Hever has:
(i)Sole power to vote or to direct the vote: 0
(ii)Shared power to vote or to direct the vote: 788,529
(iii)Sole power to dispose or to direct the disposition of: 0
(iv)Shared power to dispose or to direct the disposition of: 788,529

CUSIP No. 928661107	13G

C.Eight Corporation Limited (“ECL”)
(a)Amount beneficially owned: 11,877,476
(b)Percent of Class: 29.4%
(c)Number of shares as to which ECL has:
(i)Sole power to vote or to direct the vote: 0
(ii)Shared power to vote or to direct the vote: 11,877,476
(iii)Sole power to dispose or to direct the disposition of: 0
(iv)Shared power to dispose or to direct the disposition of: 11,877,476

The percentage ownership for each of the Reporting Persons is based on 35,335,378 shares of Common Stock, par value $0.001 per share (the “Common Stock”) outstanding as of November 2, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

Cotterford Company Limited directly owns 6,088,947 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock exercisable within 60 days. Cotterford is an affiliate of Hever Investments Limited. Hever directly owns 788,529 shares of Common Stock. Cotterford and Hever are under common control by Eight Corporation Limited. Accordingly, ECL may be deemed to be a beneficial owner of such shares held by Cotterford and Hever. Amy Slee, a director of ECL, which is a director of each of Cotterford and of Hever, holds dispositive and voting control over the shares of Common Stock beneficially owned by Cotterford and Hever. Ms. Slee disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 928661107	13G

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 928661107	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019	COTTERFORD COMPANY LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

By: /s/ Amy Slee Amy Slee, Director

Dated: January 3, 2019	HEVER INVESTMENTS LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

By: /s/ Amy Slee Amy Slee, Director

Dated: January 3, 2019	EIGHT CORPORATION LIMITED

By: /s/ Amy Slee Amy Slee, Director

LIST OF EXHIBITS

Exhibit No.Description

AJoint Filing Agreement.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of VolitionRx Limited, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the dates set forth below.

Dated: January 3, 2019	COTTERFORD COMPANY LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

By: /s/ Amy Slee Amy Slee, Director

Dated: January 3, 2019	HEVER INVESTMENTS LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

By: /s/ Amy Slee Amy Slee, Director

Dated: January 3, 2019	EIGHT CORPORATION LIMITED

By: /s/ Amy Slee Amy Slee, Director

[Signature Page to Joint Filing Agreement to Schedule 13G]